UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-33488

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

M&I Retirement Program

B.Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

MARSHALL & ILSLEY CORPORATION 770 North Water Street Milwaukee, Wisconsin 53202

MARSHALL & ILSLEY CORPORATION
FORM 11-K – M&I RETIREMENT PROGRAM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

M&I Retirement Program
Financial Statements as of and for the
Years Ended December 31, 2009 and 2008, Supplemental Schedules as of and for the year ended December 31, 2009, and Reports of Independent Registered Public Accounting Firms

M&I RETIREMENT PROGRAM

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	4

Notes to Financial Statements as of and for the Years Ended December 31, 2009 and 2008	5–17

SUPPLEMENTAL SCHEDULES:	18

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	19

Form 5500, Schedule H, Part IV, Question 4a — Delinquent Participant Contributions for the Year Ended December 31, 2009	20

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

M&I Retirement Program:

We have audited the accompanying statement of net assets available for benefits of M&I Retirement Program (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental schedules, as listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic 2009 financial statements, but are supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 22, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

M&I Retirement Program:

We have audited the accompanying statement of net assets available for benefits of the M&I Retirement Program (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche, LLP

Milwaukee, Wisconsin
June 22, 2010

M&I RETIREMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments — at fair value:
Interest in Master Trusts	$308,341,242	$286,233,611
Investments	490,641,606	366,364,636
Loans to participants	87,386	11,023

Total investments	799,070,234	652,609,270

Receivables:
Employee contributions	1,162,283	1,032,118
Employer contributions — net of forfeitures of $649,022 and $1,002,667, respectively	28,245,524	36,247,600
Accrued income	397,438	618,406

Total receivables	29,805,245	37,898,124

Total assets	828,875,479	690,507,394

LIABILITIES — Payables for pending trades	1,093,790	906,552

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	827,781,689	689,600,842

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	765,748	4,735,264

NET ASSETS AVAILABLE FOR BENEFITS	$828,547,437	$694,336,106

See notes to financial statements.

M&I RETIREMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

CONTRIBUTIONS:
Participants	$30,659,902	$32,095,569
Employer	28,247,066	36,250,238
Participant rollovers	1,450,093	1,917,146

Total contributions	60,357,061	70,262,953

INVESTMENT INCOME (LOSS):
Gain (loss) from Interests in Master Trusts	21,552,830	(177,688,297)
Net appreciation (depreciation) in fair value of investments	87,653,288	(160,522,748)
Dividends	6,791,511	7,219,132
Interest	2,387,721	3,420,259

Net investment income (loss)	118,385,350	(327,571,654)

DEDUCTIONS:
Benefits paid to participants	(51,847,293)	(66,577,546)
Administrative expenses	(39,000)	(37,500)

Total deductions	(51,886,293)	(66,615,046)

TRANSFERS OUT DUE TO PLAN CHANGES (Note 1)	-	(195,205)

TRANSFERS IN DUE TO PLAN MERGER (Note 1)	7,355,213	-

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	134,211,331	(324,118,952)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	694,336,106	1,018,455,058

End of year	$828,547,437	$694,336,106

See notes to financial statements.

M&I RETIREMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The M&I Retirement Program (the “M&I Plan” or the “Plan”) is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Marshall & Ilsley Corporation (the “Corporation”) is the administrator of the Plan and the Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan.

The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

Plan Transfer and Mergers — On January 2, 2008, the Corporation completed the acquisition of First Indiana Corporation.  Actively employed participants in the First Indiana Corporation 401(k) Plan (the “First Indiana Plan”) became 100% vested, and benefits were frozen.  Effective January 1, 2008, each First Indiana 401(k) Plan participant was eligible to elect to participate in the M&I Plan.

Effective March 2, 2009, the First Indiana Plan merged into the Plan.  Under the merger, former First Indiana Plan participants are subject to the same rules that apply to the Plan, with certain provisions related to the their former First Indiana accounts to maintain the integrity of the provision under that plan.  Net assets merged into the Plan were $7,355,213 including participant loans of $120,505.

On November 1, 2007, the Corporation and its wholly owned subsidiary, Metavante, completed a series of transactions culminating in the creation of two separately traded public companies. As a result, Plan balances accruing to those participants continuing their employment with the new Metavante Company were transferred to the new Metavante Retirement Program (the Metavante Plan). The vast majority of cash and assets were transferred from the Plan to the Metavante Plan in 2007.  During 2008, final plan transfers from the Plan to the Metavante Plan were completed in the amount of $195,205. On October 1, 2009 Fidelity National Information Services, Inc. (“FIS”) acquired Metavante. Shares of Metavante were converted to shares of FIS and the name of the investment option was changed to the FIS Stock Fund.

Eligibility — All employees of the Corporation and subsidiaries who have completed one year of continuous service, as defined by the Plan, are eligible to receive employer profit sharing contributions, excluding interns, co-op and in-roads employees.  Eligible employees may elect to make deferrals upon the date of hire.

Contributions — Upon election to participate, the participant designates under a salary reduction agreement the amount of the pre-tax annual contribution (0% to 50% of compensation, as defined), subject to Internal Revenue Service (“IRS”) limitations. Employees may change the amount of the pre-tax annual contribution as often as they wish. Participants who will reach at least age 50 by the end of the plan year have the ability to make 401(k) catch-up contributions, subject to IRS limitations. The Corporation will make a guaranteed matching contribution of 50%, up to a maximum of 6% of the participant’s compensation, following one year of service. Effective beginning in the 2006 plan year, participants can elect to make post-tax contributions to the Plan through Roth 401(k) contributions.

Corporation profit sharing contributions consist of both guaranteed and discretionary contributions.  Percentages that are discretionary are determined by the Board of Directors on an annual basis. The Corporation made profit sharing contributions of 2% guaranteed, 2% discretionary and 2% guaranteed, 4% discretionary of eligible compensation during the years ended December 31, 2009 and 2008, respectively.

Vesting — All employee contributions and Corporation matching contributions and related income are fully vested at all times. Corporation profit sharing contributions for the years ended December 31, 2009 and 2008, vest at the earliest of the following dates:

a.	The dates the participant completes years of vesting service, as defined by the Plan in the following table.

Years of Vested Service	Vested

Less than 2	- %
2	20
3	40
4	60
5	100

b.	The date of the participant’s death while employed by the Corporation and subsidiaries.

c.	The date of participant’s attainment of age 65 or earlier disability.

d.
The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the Corporation at a time when the participant is employed by the Corporation or by a subsidiary.

e.	The date the participant’s employment terminates due to reduction in force.

Corporation profit sharing contributions for years prior to 2007 vest on the earliest of the date the participant completes 5 years of vesting service, the participants death, the participants attainment of age 65 or earlier disability, the date of termination of the plan, or the date the participant’s employment terminates due to a reduction in force.

Benefit Payments — Upon termination, death, retirement, in the event of disability, as defined or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment (excluding profit sharing for any hardship withdrawal). Participants who are 59 ½ or older may take in-service pre-tax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the participant’s share of Corporation contributions, and allocations of the Plan’s income (loss). Any related administrative expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans — The Plan does not offer loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. (See Note 8).

Investment Options — Participants may direct their pre-tax 401(k), match, Roth 401(k), rollover and Corporation profit sharing contributions and any related earnings thereon into various investment options designated by the Plan’s investment committee in 1% increments. Participants are able to change their investment elections daily.  Participants who are invested in the FIS Stock Fund are able to diversify their investment out of the fund, but are not able to direct new contributions into it.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions — Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

Investment Valuation- All investments are stated at fair value, except the M&I Stable Principal Fund (the “Stable Principal Fund”) whose investments include synthetic and traditional guaranteed investment contracts (GICs) which meet the definition of “fully benefit-responsive investment contracts.”  An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•
The investment contract is affected directly between the fund and the issuer and prohibits the fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•
Either (1) the repayment of principal and interest credited to participants in the fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the fund on a designated pool of investments held by the fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

•	The terms of the investment contract require all permitted participant-initiated transactions with the fund to occur at contract value with no conditions, limits, or restrictions.

•
An event that limits the ability of the fund to transact at contract value with the issuer and that also limits the ability of the fund to transact at contract value with the participants in the fund must be probable of not occurring.

•	The fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the fund would pay or receive if they were to initiate contributions or withdrawals.  Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts.   The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts.  There are no limitations on guarantees of the contracts.

Income Recognition – Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by the Corporation. Significantly all other administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2009 and 2008.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2009 and 2008 were $515,202 and $0, respectively.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, equity securities and a common collective fund that holds synthetic and traditional GICs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements.  Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value.  If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Subsequent Events — Management has evaluated the impact of all subsequent events through June 22, 2010, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value.  These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value – Following is a description of the valuation methodologies used for measuring the fair value of investments.

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets (mutual funds and common stock) owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV of these funds is classified under level 1 of the hierarchy because the values of the underlying assets are quoted in an active market for identical assets (see Note 5).

Investments —Mutual Funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The Stable Principal Fund is primarily invested in traditional and synthetic GICs, interests in a securities lending collateral fund and a money market fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional GIC is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt obligations underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or complied modeled prices from various sources.  These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments.  Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.   The fair values of the traditional GICs are determined using a discounted cash flow model.  The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

During 2008, the Stable Principal Fund entered into two capital support agreements (“CSAs”), one as of September 30, 2008, with the Trustee and one as of November 30, 2008, with the Corporation.  The CSAs were subject to renewals at each quarter end. As of March 31, 2009, the CSA with the Trustee was terminated and replaced with a single CSA with the Corporation.  The CSAs were provided due to volatility in the fixed income securities markets, which the Trustee believed was primarily liquidity-driven. The CSAs required the contribution of capital to the Stable Principal Fund, up to established limits, if the retention or disposition of certain assets of the Stable Principal Fund caused a loss that would otherwise prevent the Stable Principal Fund from valuing certain assets on a cost rather than a market value basis and maintaining a stable net asset value of $1.00 per unit. The fair value of the CSAs to the Stable Principal Fund was generally the intrinsic value of the guarantee and represented approximately 40% of the CSA aggregate limit at December 31, 2009 and 2008. (See Note 12- Subsequent Event regarding the funding of the capital contribution obligations under the CSA termination of the CSA on March 25, 2010).

The fair value of the Stable Value Fund is classified as level 2 of the fair valuation hierarchy.

Loans to Participants — Participant loans are valued at unpaid principal amounts, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Investments held outside of the Master Trusts stated at fair value on a recurring basis are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2009 and 2008.

	2009
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Investments:
Mutual Funds	$391,714,258			$391,714,258
Stable Value Fund		98,927,348		98,927,348
Loans to Participants			87,386	87,386

TOTAL	$391,714,258	$98,927,348	$87,386	$490,728,992

	2008
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Investments:
Mutual Funds	$277,564,086			$277,564,086
Stable Value Fund		88,800,550		88,800,550
Loans to Participants			11,023	11,023

TOTAL	$277,564,086	$88,800,550	$11,023	$366,375,659

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the twelve months ended December 31, 2009 and 2008.

Loans to Participants	2009	2008

Balance, beginning of year	$11,023	$97,649

Addition of First Indiana Plan loans (See Note 1)	120,505
Payments	(44,142)	(86,626)

Balance, end of year	$87,386	$11,023

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

Marshall Short-Intermediate Bond Fund*	$59,154,839	$47,901,165
Marshall Large Cap Growth & Income Fund*	50,325,401	38,717,960
M&I Master Trust — Growth Balanced Fund*	88,654,655	63,933,576
M&I Master Trust — Aggressive Stock Fund*	64,596,107	46,581,134
Vanguard Institutional Index Fund	80,220,404	64,388,474
M&I Stable Principal Fund*	98,927,348	88,800,550
M&I Master Trust — M&I Stock Fund*	48,544,465	105,123,262
M&I Master Trust — FIS Stock Fund	53,825,669	-

* Represents party-in-interest.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Mutual funds	$87,653,288	$(160,522,748)

Net appreciation (depreciation) in fair value of investments	$87,653,288	$(160,522,748)

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the “Master Trusts”) are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401k Plan and the Missouri State Bank & Trust Company Retirement Savings Plan for investment and administrative purposes.  Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income (loss) in the Master Trusts at December 31, 2009 and 2008, respectively, are summarized as follows:

M&I Master Trust — Aggressive Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$64,755,168	$46,731,143

Net assets of the M&I Master Trust — Aggressive Stock Fund	$64,755,168	$46,731,143

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$64,596,107	$46,581,134

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	99.75%	99.68%

Dividend and interest income	$580,360	$742,528
Net appreciation (depreciation) in the fair value of investments —mutual funds	17,563,920	(34,058,946)

Total M&I Master Trust — Aggressive Stock Fund income (loss)	$18,144,280	$(33,316,418)

M&I Master Trust — Growth Balanced Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$89,068,674	$64,314,340

Net assets of the M&I Master Trust — Growth Balanced Fund	$89,068,674	$64,314,340

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$88,654,655	$63,933,576

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	99.54%	99.41%

Dividend and interest income	$2,045,633	$2,222,653
Net appreciation (depreciation) in the fair value of investments —mutual funds	18,269,286	(27,934,492)

Total M&I Master Trust — Growth Balanced Fund income (loss)	$20,314,919	$(25,711,839)

M&I Master Trust — Aggressive Balanced Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$16,450,677	$12,135,976

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$16,450,677	$12,135,976

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$16,409,120	$12,104,450

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	99.75%	99.74%

Dividend and interest income	$268,057	$306,973
Net appreciation (depreciation) in the fair value of investments —mutual funds	3,749,669	(7,043,994)

Total M&I Master Trust — Aggressive Balanced Fund income (loss)	$4,017,726	$(6,737,021)

M&I Master Trust — Moderate Balanced Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$14,772,801	$8,296,963

Net assets of the M&I Master Trust — Moderate Balanced Fund	$14,772,801	$8,296,963

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$14,660,398	$8,199,452

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	99.24%	98.82%

Dividend and interest income	$370,318	$337,690
Net appreciation (depreciation) in the fair value of investments —mutual funds	2,197,935	(2,415,811)

Total M&I Master Trust — Moderate Balanced Fund income (loss)	$2,568,253	$(2,078,121)

M&I Master Trust — Diversified Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$21,720,595	$16,552,186

Net assets of the M&I Master Trust — Diversified Stock Fund	$21,720,595	$16,552,186

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$21,650,829	$16,476,766

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	99.68%	99.54%

Dividend and interest income	$242,549	$306,185
Net appreciation (depreciation) in the fair value of investments —mutual funds	5,427,294	(10,323,362)

Total M&I Master Trust — Diversified Stock Fund income (loss)	$5,669,843	$(10,017,177)

M&I Master Trust — FIS Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — common stock	$53,836,643	$33,821,614

Net assets of the M&I Master Trust — FIS Stock Fund	$53,836,643	$33,821,614

Plan’s interest in net assets of the M&I Master Trust — FIS Stock Fund	$53,825,669	$33,814,971

Plan’s interest in M&I Master Trust — FIS Stock Fund as a percentage of the total	99.98%	99.98%

Dividend and interest income	$116,826	$10,177
Net appreciation (depreciation) in the fair value of investments —common stock	28,670,479	(15,912,545)

Total M&I Master Trust — FIS Stock Fund income (loss)	$28,787,305	$(15,902,368)

M&I Master Trust — M&I Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — common stock	$48,558,904	$105,201,398

Net assets of the M&I Master Trust — M&I Stock Fund	$48,558,904	$105,201,398

Plan’s interest in net assets of the M&I Master Trust — M&I Stock Fund	$48,544,465	$105,123,262

Plan’s interest in M&I Master Trust — M&I Stock Fund as a percentage of the total	99.97%	99.93%

Dividend and interest income	$354,475	$9,589,619
Net depreciation in the fair value of investments — common stock	(57,236,374)	(93,929,990)

Total M&I Master Trust — M&I Stock Fund loss	$(56,881,899)	$(84,340,371)

At December 31, 2009 and 2008, the M&I Master Trust — M&I Stock Fund held 8,796,441 and 7,594,666 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $91,247,533 and $97,442,581, respectively. During the year ended December 31, 2009 and 2008, the M&I Master Trust — M&I Stock Fund recorded dividend income of $344,506 and $9,529,997, respectively.

6.	FEDERAL INCOME TAX STATUS

The Plan has obtained a determination letter from the IRS dated December 20, 2005, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Corporation believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has adopted updated accounting guidance in 2009 that addresses the accounting for uncertainty in income taxes and establishes for all entities a minimum threshold for financial statement recognition of the benefit of tax positions taken in filing tax returns.  The Plan recognizes tax benefits only if it is more likely than not that a tax position will be sustained upon examination.  The Plan had no uncertain tax positions and is not aware of any significant changes that are reasonably possible within the next twelve months.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee.  The Plan also invests in the common stock of the Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also Note 12).

8.	LOANS TO PARTICIPANTS

The Plan does not offer loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. The loans are repayable through payroll deductions and were written with original terms of 1 to 25 years. The interest rate was based on prevailing market conditions at the time the loans were made and are fixed over the life of the note. Interest rates on participant loans ranged from 4.75% to 9.25% at December 31, 2009, and 5.0% to 6.0% at December 31, 2008.  The wider range of rates at December 31, 2009 compared to December 31, 2008 is a result of loans merged into the Plan in 2009 from the First Indiana Plan.  (See Note 1).

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the 2009 and 2008 Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$828,547,437	$694,336,106
Less: Amounts allocated to withdrawing participants	(515,202)	-
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(765,748)	(4,735,264)

Net assets available for benefits per the Form 5500	$827,266,487	$689,600,842

Net increase (decrease) in net assets available for benefits per the financial statements	$134,211,331	$(324,118,952)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts - current year	(765,748)	(4,735,264)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts - prior year	4,735,264	1,045,281
Add: Amounts allocated to withdrawing participants	(515,202)	-

Net income (loss) per the Form 5500	$137,665,645	$(327,808,935)

10.	FORFEITURES

Forfeited nonvested accounts are used to reduce Corporation contributions. All forfeitures of $649,022 and $1,002,667 were used to reduce Corporation contributions during 2009 and 2008, respectively. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.

11.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.

12.	SUBSEQUENT EVENT

On March 3, 2010, the trustee of the Stable Principal Fund requested from the Corporation payment of a capital contribution in exchange for terminating the CSA between the Stable Principal Fund and the Corporation.  The Corporation agreed to satisfy its capital contribution obligations under the CSA and made payments equal to the difference between the cost and fair value of certain investments to maintain a stable net asset value of $1.00 per unit.  The CSA was terminated in its entirety on March 25, 2010.

******

SUPPLEMENTAL SCHEDULES

M&I RETIREMENT PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

Cash		$222,934
Marshall Short-Intermediate Bond Fund*	Registered Investment Company	59,154,839
Marshall Mid-Cap Growth Fund*	Registered Investment Company	31,158,010
Marshall Mid-Cap Value Fund*	Registered Investment Company	13,290,238
Marshall Large Cap Growth & Income Fund*	Registered Investment Company	50,325,401
Marshall Large Cap Value Fund*	Registered Investment Company	15,497,821
M&I Master Trust — Growth Balanced Fund*	Master Trust	88,654,655
M&I Master Trust — Moderate Balanced Fund*	Master Trust	14,660,398
M&I Master Trust — Aggressive Balanced Fund*	Master Trust	16,409,120
M&I Master Trust — Aggressive Stock Fund*	Master Trust	64,596,107
M&I Master Trust — Diversified Stock Fund*	Master Trust	21,650,829
Vanguard Institutional Index Fund	Registered Investment Company	80,220,404
Vanguard Mid-Cap Index Fund	Registered Investment Company	3,505,309
TCW Small-Cap Growth Fund	Registered Investment Company	21,499,895
Harbor Funds International Fund	Registered Investment Company	20,652,188
Manning & Napier World Opportunities Series C	Registered Investment Company	15,436,504
PIMCO Total Return Fund	Registered Investment Company	23,234,762
Davis Venture	Registered Investment Company	24,986,803
T Rowe Price Growth	Registered Investment Company	16,003,514
M&I Stable Principal Fund*	Common Collective Fund	98,927,348
Goldman Sachs Small-Cap Value Fund	Registered Investment Company	16,419,480
M&I Master Trust — FIS Stock Fund	Master Trust	53,825,669
M&I Master Trust — M&I Stock Fund*	Master Trust	48,544,465
Various Participants*	Participant Loans (at interest rates of 4.75%-9.25%)	87,386
M&I Corporation Common Stock*	Common Stock	35,229
Metavante/FIS Common Stock	Common Stock	70,929

		$799,070,234
* Represents a party-in-interest.

M&I RETIREMENT PROGRAM

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — DELINQUENT
PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transactions	Amount

M&I Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. Participant contributions of $959 for payroll ending May 15, 2009 were deposited on June 2, 2009. Participant contributions of $108 for various payroll periods were deposited on June 5, 2009.	$1,067

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&I RETIREMENT PROGRAM

/s/ Paul J. Renard

Paul J. Renard Senior Vice President, Director of Human Resources of Marshall & Ilsley Corporation and a Member of the Committee of the M&I Retirement Program

Date: June 22, 2010